EXHIBIT 21

                                LIST OF SUBSIDIARIES


    The Partnership was a joint venture partner in JMB/Landings Associates, a general partnership which held title to The Landings Shopping Center, located in Sarasota, Florida.

    The Partnership was a joint venture partner in CIP/Ashby Partners, a general partnership which held title to The Ashby at McLean Apartments, located in McLean, Virginia.